CUSIP No. 466107208

EXHIBIT 7.8

Note Extension Agreement

     NOTE EXTENSION AGREEMENT, executed as of this 31st day of December, 2002, by and between Third Capital Partners, LLC (“Third Capital”) and JB Oxford Holdings, Inc. (“Holdings”).

     WHEREAS, Third Capital is the beneficial owner of $3,418,695.59 principal amount of the 9% Senior Secured Convertible Note, as amended, dated May 26, 1998 ( “Note 1”), issued pursuant to a certain Senior Secured Convertible Note Purchase Agreement dated March 10, 1995 (the “Senior Agreement”);

     WHEREAS, Third Capital is the beneficial owner of $2,000,000.00 original principal amount of the 9% Secured Convertible Note, dated June 8, 1998 ( “Note 2”), issued pursuant to a certain Secured Convertible Note Purchase Agreement dated June 8, 1998 (the “Agreement”);

     WHEREAS, Note 1 and the Senior Agreement have previously been amended by the parties to extend the Maturity Date thereunder to December 31, 2002 and to adjust the conversion rate on Note 1;

     WHEREAS, Note 2 and the Agreement have previously been amended by the parties to extend the Maturity Date thereunder to December 31, 2002; and

     WHEREAS, Holdings desires to further extend the Maturity Date of Notes 1 and 2 and Third Capital is willing to grant such an extension on the terms and conditions set forth herein.

     NOW, THEREFORE, for $1.00 and other good and valuable consideration, and in consideration of the mutual covenants contained herein, the parties agree as follows:

     1.      The Maturity Date under Note 1, Note 2, the Senior Agreement, and the Agreement is hereby extended to December 31, 2003.

     2.      Holdings shall be required to make payments of interest only through the amended Maturity Date under both Note 1 and Note 2.

     3.      The conversion rate on Note 1 issued pursuant to the Senior Agreement and Note 2 issued pursuant to the Agreement shall be adjusted to $2.67 per common share, after giving effect to the reverse split which occurred on or about October 15, 2002, which price is the closing price for the common stock of Holdings on December 31, 2002. In the event any applicable Nasdaq or other rule or regulation limits the number of shares that can be issued upon conversion of Note 1 and Note 2 without prior shareholder approval, in no event shall Note 1 and

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CUSIP No. 466107208

Note 2 be convertible into any shares in excess of such limitation unless shareholder approval is obtained prior to the issuance of any shares exceeding the limitation.

     4.      This agreement shall be effective upon ratification and approval by the disinterested members of the Board of Directors of Holdings. If this agreement is not ratified and approved on or before February 15, 2003, this agreement shall be null and void and of no further effect. In that event, the Maturity Date under both Note 1 and Note 2 shall remain December 31, 2002 and Note 1 and Note 2 will be due and payable in full.

     5.      This agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     IN WITNESS WHEREOF, each of the parties has executed the agreement as of the date above written.

JB OXFORD HOLDINGS, INC. a Utah corporation

By:	/s/ Michael J. Chiodo Michael J. Chiodo
Its:	Chief Financial Officer

THIRD CAPITAL PARTNERS, LLC a Nevada limited liability company

By:	/s/ Christopher L. Jarratt Christopher L. Jarratt
Its:	Chief Manager

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